

May 13, 2010

Mail Stop 4631

Via U.S. Mail and Facsimile

Ms. Carol B. Tome
Chief Financial Officer
The Home Depot, Inc.
2455 Paces Ferry Road   NW
Atlanta, GA   30339

**Re:     The Home Depot, Inc.**
**Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
**Filed on March 25, 2010**
**Definite Proxy Statement on Schedule 14A filed on April 7, 2010**
**File No.:  1-8207**

Dear Ms. Tome:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**

Item 15. Exhibits, Financial Statement Schedules, page 57

1. Please tell us what consideration you have given to filing as an exhibit the $3.5 billion credit facility supporting your commercial paper program.

2. Please tell us why you have chosen to characterize Exhibits 10.36 and 10.37 as management contracts or compensatory plans or arrangements.


**Definitive Proxy Statement filed on Schedule 14A**

Executive Compensation, page 32
Compensation Discussion and Analysis, page 32
Compensation Determination Process, page 34
Compensation Consultants, page 34

3. We note your disclosure that your finance department engaged Tillinghast, an affiliate of your compensation consultant Towers Perrin, to provide actuarial services in exchange for fees of $139,190. We further note that "[i]n accordance with the Committee's policy, the Committee reviewed a written report from Towers Perrin identifying the amount of fees paid to Tillinghast and Towers Perrin and confirming Towers Perrin's independence under the policy." With a view towards future disclosure, please tell us whether the compensation committee or the board approved the finance department's engagement of Tillinghast. Please refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Summary Compensation Table, page 42

4. We note your disclosure about perquisites on page 39, as well as the perquisites disclosure on page 44 in footnote (10) to the summary compensation table. With a view towards future disclosure, for each named executive office please provide us with a breakdown of how the SECP dollars were allocated for 2009 (e.g., how much for car and related expenses, how much for financial planning and medical services, etc.). In addition, for each perquisite or personal benefit that exceeds the greater of $ 25,000 or 10% of the total amount of perquisites and personal benefits for that officer, please quantify for us the amount of the perquisite or personal benefit. Please refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Material Terms of Named Executive Officer Employment Arrangements, page 45

5. In future filings, please disclose the duration of the agreements and describe how they can be renewed or extended.


Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Dietrich King, Attorney, at (202) 551-3338.

Sincerely,

Pamela A. Long
Assistant Director